Exhibit 12.1

Cisco Systems, Inc.

Ratio of earnings to fixed charges

(in millions except for ratio)

	Six Months Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	January 25, 2014	July 27, 2013	July 28, 2012	July 30, 2011	July 31, 2010	July 25, 2009
Earnings (a)
Income before provision for income taxes	$4,295	$11,227	$10,159	$7,825	$9,415	$7,693
Losses attributable to VCE	111	183	160	76	3	—
Fixed charges	338	708	717	756	732	444

Total Earnings	$4,744	$12,118	$11,036	$8,657	$10,150	$8,137

Fixed Charges (b)	$338	$708	$717	$756	$732	$444

RATIO OF EARNINGS TO FIXED CHARGES	14x	17x	15x	11x	14x	18x

(a)	Earnings represent the amounts resulting from the following 1) our income before provision for income taxes, plus 2) our share of losses attributable to our equity method investment in VCE Company, LLC (“VCE”), plus 3) our fixed charges.

(b)	Fixed charges represent interest expense plus an estimate of the interest within rental expense. Interest expense within the provision for income taxes is not included in interest expense. The estimate of the interest within rental expense was calculated by using 30 percent of the rental expense, which Cisco Systems, Inc. believes is a reasonable approximation of the interest component of rental expense.